Exhibit 17.1

January 29, 2015

To the Members of the Board of
SilverSun Technologies, Inc.

Dear Gentlemen of the Board:

This letter shall serve as notice that effective January 29, 2015, I hereby resign from my position as Chief Financial Officer of SilverSun Technologies, Inc. (the “Company”). I shall retain my position as Chief Executive Officer, President and Director of the Company. This resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Mark Meller
Mark Meller